SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        BERNARD HALDANE ASSOCIATES, INC.
                        --------------------------------
                              (Name of the Issuer)

                        BERNARD HALDANE ASSOCIATES, INC.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, $.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    08527W106
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                                Jerold P. Weinger
                        Bernard Haldane Associates, Inc.
                              192 Lexington Avenue
                            New York, New York 10016
                                 (212) 679-3360
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

Robert Perez, Esq.                                Michael Schoeman, Esq.
Gusrae, Kaplan & Bruno                            Schoeman, Marsh & Updike, LLP
120 Wall Street                                   60 East 42nd Street
New York, New York  10005                         New York, New York  10165
Telephone No.  (212) 269-1400                     Telephone No.  (212) 661-5030
Telecopier No. (212) 809-5449                     Telecopier No. (212) 687-2123

This statement is filed in connection with (check the appropriate box):

a.   [X]    The filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]    The filing of a registration statement under the
            Securities Act of 1933.

c.   [ ]    A tender offer.

d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

     [X]


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                            CALCULATION OF FILING FEE

================================================================================
    Transaction Valuation*                              Amount of Filing Fee

--------------------------------------------------------------------------------
            $653,085                                            $192.66
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 217,695 shares of the Common Stock, par value $.00001 per share (the "Common Shares") of Bernard Haldane Associates, Inc. at $3.00 per share net. Such number of Common Shares represents all common shares (and options to purchase Common Shares) reported to be outstanding at or about January 2, 1998 other than those common shares already owned directly or indirectly, by Bernard Haldane Acquisition Corporation. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals one-50th of one percent of the value of the Common Shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid $_______________          Filing Party: _________________

Form or Registration No.: ______________         Date filed: ___________________

         The Notice of Special Meeting and Proxy Statement (in preliminary form) (the "Proxy") as filed with the Securities and Exchange Commission simultaneously herewith are annexed hereto and the information contained therein is incorporated by reference in this statement to the extent indicated by the cross-references to the captions in the Proxy as indicated below:

Item 1.      Issuer and Class of Security subject to the transaction.

             (a)   COVER PAGE.

             (b) COVER PAGE; INTRODUCTION; MARKET PRICES and REPURCHASES OF COMMON SHARES.

             (c)   MARKET PRICES AND REPURCHASES OF COMMON SHARES.

             (d)   MARKET PRICES AND REPURCHASES OF COMMON SHARES.

             (e)   Not applicable.

             (f)   MARKET PRICES AND REPURCHASES OF COMMON SHARES.

Item 2.      Identity and Background.

             The person filing this statement is the issuer of the class of equity securities which is the subject of the Rule 13E-3 transaction.

             (a)-(c) SUMMARY - Interests of Certain Persons
                               in the Merger; SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                               INFORMATION CONCERNING NEWCO.


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             (d)               The identity of the persons to whom this
                               item is responsive are Jerold P. Weinger, Renee Nadel, Lilli Weinger and Seth Weinger. For biographical information and other information concerning Mr. Weinger, see MANAGEMENT OF THE COMPANY and PRINCIPAL
                                    SHAREHOLDERS OF THE COMPANY.

         The following is biographical information concerning Mss. Lilli Weinger, Renee Nadel and Seth Weinger, based upon information provided to the Company by them.

Lilli Weinger

From July 1997 to present, Lilli Weinger has been a development associate for Hofstra University, School of Law. From December 1989 to June 1997, Ms. Weinger served in several capacities for the South Shore Y Jewish Community Center. From 1994 through June 1997, Ms. Weinger served as the Director for Development for the South Shore Y. Ms. Weinger has a BS in Education and an MS in Education, both obtained at the City University, Brooklyn campus.

Renee Nadel

Ms. Nadel has provided tutor training workshops at the Palm Beach County Library Literacy Project, without compensation. Ms. Nadel has been the President of the South Palm Beach County Women's Tennis Association since 1986 to present. Ms. Nadel has been a member of the Board of Directors of Congregation B'nai Israel from 1994 to present. She was also elected Secretary of that Board. Ms. Nadel also volunteers her time in other capacities.

Seth Weinger

From August 1997 to present, Seth Weinger has been employed at Robert Fleming, Inc. an investment banking firm located in New York City. Prior to that, Seth Weinger was a full time student at Syracuse University, from September 1993 to May 1997. Mr. Weinger received a Bachelor's degree in Finance from that University.


         See also PRINCIPAL SHAREHOLDERS OF THE COMPANY.


             (e) - (f)  Except as stated in MANAGEMENT OF THE COMPANY, none of the individuals identified above has been convicted in a criminal proceeding or was a party to a civil proceed-ing of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

             (g) All of the individuals identified above are citizens of the United States.

Item 3.      Past Contacts, Transactions or Negotiations.

             (a)      Not Applicable.

             (b) SUMMARY -- Interests of Certain persons in the Merger; SPECIAL FACTORS - Background of Merger and Interests of Certain

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                      Persons in the Merger; Information Concerning Newco;
                      MANAGEMENT OF THE COMPANY - Executive Compensation; CERTAIN TRANSACTIONS AND RELATED PARTIES OF THE COMPANY.

Item 4.      Terms of the Transaction.

             (a) INTRODUCTION; SUMMARY - The Special Meeting, The Merger, Conditions of the Merger; SPECIAL FACTORS - Structure of the Merger.

             (b)      Not Applicable.

Item 5.      Plans or Proposals of the Issuer or Affiliate.

             (a) INTRODUCTION; SUMMARY - The Merger, Conditions of the Merger, and Structure of the Merger.

             (b)      Not Applicable.

             (c) Messrs. Gregg Weiss and Jeffrey Schachter currently serve as members of the issuer's board of directors. Upon the effective date of the proposed merger, it is anticipated that said person's positions as directors will cease. The MERGER AGREEMENT -- Officers and Directors of the Surviving Corporation Following the Merger;

             (d) SUMMARY - Interest of Certain Persons in the Merger; THE MERGER AGREEMENT.

             (e) CONDUCT OF THE SURVIVING CORPORATION'S BUSINESS AFTER THE MERGER AND OTHER POST-MERGER MATTERS.

             (f)-(g) SPECIAL FACTORS - Recommendations of the Special Committee, Reasons for the Merger, Management and Other Shareholders for the Merger, Structure of the Merger, and NASDAQ Advice Regarding Delisting; ADDITIONAL INFORMATION.

Item 6.      Source and Amount of Funds or Other Consideration.

             (a)      FINANCING THE MERGER

             (b)      FINANCING THE MERGER

             (c) & (d) Not Applicable.

Item 7.      Purpose(s), Alternatives, Reasons and Effects.

             (a)      SPECIAL FACTORS - Recommendation of the Special Committee.

             (b)      SPECIAL FACTORS - Background of Merger.

             (c) SPECIAL FACTORS - Recommendation of the Special Committee, Reasons for the Merger, Management and Other Shareholders Reasons for the Merger; Structure of the Merger; NASDAQ Advice
                      Regarding Delisting.

             (d) FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE COMPANY; THE COMPANY'S SHAREHOLDERS, THE MANAGEMENT GROUP, AND THE SURVIVING CORPORATION; ACCOUNTING TREATMENT OF
                      THE MERGER;

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                      RIGHTS OF DISSENTING SHAREHOLDERS; ADDITIONAL
                      INFORMATION - DE-REGISTRATION.

Item 8.      Fairness of the Transaction.

             (a) SPECIAL FACTORS - Recommendation of the Special Committee; Reasons for the Merger.

             (b) SPECIAL FACTORS - Recommendation of the Special Committee; Reasons for the Merger; SPECIAL FACTORS - Background of the Merger.

             (c) SPECIAL FACTORS - Recommendation of the Special Committee; Reasons for the Merger.

             (d) SPECIAL FACTORS - Recommendation of the Special Committee; Reasons for the Merger.

             (e) SPECIAL FACTORS - Recommendation of the Special Committee; Reasons for the Merger.

             (f)      Not Applicable.



Item 9.      Reports, Opinions, Appraisals and Certain Negotiations.

             (a)      SPECIAL FACTORS - Background of the Merger,
                      Recommendation of the Special Committee, Reasons for the Merger; ANNEX III - OPINION OF LAIDLAW GLOBAL SECURITIES, INC.

             (b) (1) - (b) (6) SPECIAL FACTORS - Background of the Merger, Recommendation of the Special Committee, Reasons for the Merger.

             (c) (1) - (c) (6) SPECIAL FACTORS - Background of the Merger, Recommendation of the Special Committee, Reasons for the Merger. The opinion of the Laidlaw Global Securities, Inc. is set forth in full as Annex III.

Item 10.     Interest in Securities of the Issuer.

             (a)      PRINCIPAL SHAREHOLDERS OF THE COMPANY.

             (b) SPECIAL FACTORS - Management and other Shareholders reasons for the merger, Structure of the Merger, Interests of Certain Persons in the Merger. CERTAIN TRANSACTIONS AND RELATED PARTIES OF THE COMPANY.

Item 11. Contracts, Arrangements or Understandings with Respect to Issuer's Securities.

             SPECIAL FACTORS - Management and Other Shareholders reasons for the Merger, Structure of the Merger, Interests of Certain Persons in the Merger. MANAGEMENT OF THE COMPANY; PRINCIPAL SHAREHOLDERS OF THE COMPANY; CERTAIN TRANSACTIONS AND RELATED PARTIES OF THE COMPANY.


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Item 12.     Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

             (a) INTRODUCTION - Matters to be considered at the meeting. Voting at the meeting; SPECIAL FACTORS - Management and other shareholders reasons for the Merger; Structure of the Merger; Interests of Certain Persons in the Merger: Recommendation of the Special Committee, Reasons for the Merger.

Item 13.     Other Provisions in the Transaction.

             (a) SUMMARY - Rights of Dissenting Shareholders; RIGHTS OF DISSENTING SHAREHOLDERS.

             (b)      Not Applicable.

             (c)      Not Applicable.

Item 14.     Financial Information.

             (a) Financial Statements - (audited and interim) - Proxy - Consolidated Financial Satements

             (b)      Proforma Financial Statements - Proxy - Pro Forma
                      Information

Item 15.     Persons and Assets Employed, Retained or Utilized.

             (a) and (b)  FINANCING THE MERGER.

Item 16.     Additional Information.

             Not Applicable.

Item 17.     Material to be filed as Exhibits

             (a)      Not Applicable.

             (b) Report of Laidlaw Global Securities, Inc., dated August 11, 1997, included as Annex III to the Proxy.

             (c) (1) Organization Agreement, dated as of November 15, 1997, by and among certain persons and entities and Bernard Haldane Acquisition Corporation, included as Annex IV to the Proxy.

                      (2) Agreement and Plan of Merger, dated December 15,
             1997, by and between Bernard Haldane Associates, Inc. and Bernard Haldane Acquisition Corporation, included as Annex I to the Proxy.

                      (3) Form of Certificate of Merger, merging Bernard
             Haldane Acquisition Corporation into Bernard Haldane
             Associates, Inc. proposed to be filed with the Secretary of State of the State of Florida, included as Annex II to the Proxy.

             (d)      Proxy.

             (e) Sections 607.1301, 607.1302 and 607.1320 of the Florida
             Business Corporation Act, filed as Annex V to the Proxy.

             (f)      Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                    February 6, 1998
                                             -----------------------------------
                                                         (Date)



                                             /s/ Jerold P. Weinger
                                             -----------------------------------
                                                         (Signature)



                                             Jerold P. Weinger, President
                                             -----------------------------------
                                                       (Name and Title)






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